UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: July 29, 2011

CONSOLIDATED FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011 (Unaudited)

July 29, 2011

Makita Corporation

Stock code: 6586

URL: http://www.makita.co.jp/

Masahiko Goto, President, Representative Director & CEO

1. Summary operating results of the three months ended June 30, 2011 (From April 1, 2011 to June 30, 2011)

(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the three months ended June 30, 2010		For the three months ended June 30, 2011
		%		%
Net sales	64,822	17.0	76,078	17.4
Operating income	10,136	52.7	13,011	28.4
Income before income taxes	9,393	14.3	13,449	43.2
Net income attributable to Makita Corporation	6,045	14.3	9,456	56.4
Comprehensive income (loss)	(10,476)	—	7,616	—

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	43.88		68.64

Notes:

1.	Amounts of less than one million yen have been rounded.
2.

The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the corresponding period of the previous year.

(2) SELECTED CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2011	As of June 30, 2011
Total assets	372,507	370,119
Total equity	309,678	310,267
Total Makita Corporation shareholders’ equity	307,149	307,655
Total Makita Corporation shareholders’ equity ratio to total assets (%)	82.5%	83.1%

	Yen
Total Makita Corporation shareholders’ equity per share	2,229.63	2,233.31

2. Dividend Information
	Yen
	For the year ended March 31, 2011	For the year ending March 31, 2012 (Forecast)
Cash dividend per share:
Interim	15.00	15.00
Year-end	51.00	(Note	)
Total	66.00	(Note	)

Notes:

The forecast for cash dividend announced on April 28, 2011 has not been revised.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Financial Performance Forecast for the year ending March 31, 2012 (From April 1, 2011 to March 31, 2012)

	Yen (millions)
	For the six months ending September 30, 2011		For the year ending March 31, 2012
		%		%
Net sales	150,000	12.1	285,000	4.5
Operating income	25,500	16.7	45,000	7.4
Income before income taxes	25,900	19.1	45,800	7.2
Net income attributable to Makita Corporation	18,200	20.4	31,900	6.7

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	132.12		231.57

Notes:

The consolidated financial forecast for the six months ending September 30, 2011 has been revised.

4. Other

    (Refer to [Qualitative Information and Financial Statements] Section 4 “Other” on page 4.)

(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements: Yes

(3)	Changes in accounting principles, procedures and presentations: None

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of June 30, 2011:	140,008,760
	As of March 31, 2011	140,008,760
2. Number of treasury stock:	As of June 30, 2011:	2,251,606
	As of March 31, 2011:	2,251,061
3. Average number of shares outstanding:	For the three months ended June 30, 2011:	137,757,364
	For the three months ended June 30, 2010:	137,760,233

Information regarding quarterly review

This consolidated financial results is not subject to a quarterly review stipulated under the Financial Instruments and Exchange Act. As of the release date of this document, the quarterly review under the Financial Instruments and Exchange Act has not been completed.

Explanation regarding proper use of business forecasts, and other significant matters

The consolidated financial forecast for the six months ending September 30, 2011 has been revised. Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative information on consolidated financial performance forecast” on page 4. The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

[Qualitative Information and Financial Statements]

1. Qualitative Information on Consolidated Operating Results

During the three months (the “period”) ended June 30, 2011, economic conditions have shown a steady recovery trend in Europe, especially in Germany and the U.K., led primarily by external demand. Russian economy has also recovered smoothly thanks to a rise in crude oil prices. In the United States, economic recovery has decelerated due to a slowdown in consumer spending and capital investment. In Japan, business outlook remains uncertain because the Great Eastern Japan Earthquake on March 11 inflicted serious damage on economic activities and aroused concern over the possibility of an instable electricity supply during the summer. Meanwhile, emerging countries in Asia and Central and South America have enjoyed continued economic growth owing to robust capital investment and consumer spending.

Our consolidated net sales for this period increased by 17.4% to 76,078 million yen compared to the same period of the previous year. This was because the global demand for power tools remained strong, although the yen’s appreciation against other major currencies, especially the US dollar, resulted in a decline in sales. As for incomes, due to favorable sales results, operating income increased by 28.4% to 13,011 million yen (operating income ratio: 17.1%), income before income taxes increased by 43.2% to 13,449 million yen (income before income taxes ratio: 17.7%), and net income attributable to Makita Corporation increased by 56.4% to 9,456 million yen (net income attributable to Makita Corporation ratio: 12.4%), each compared to the same period of the previous year.

Net sales by region are as follows:

Net sales in Japan increased by 14.8% to 11,708 million yen compared to the same period of the previous year due to an increase in demands associated with post-quake reconstruction efforts.

Net sales in Europe increased by 18.3% to 32,665 million yen compared to the same period of the previous year as steady demands continued in Russia and certain developed countries such as Germany and the U.K..

Net sales in North America increased by 6.4% to 9,816 million yen compared to the same period of the previous year due to strong demands for rechargeable tools mounted with lithium-ion battery, although demand in the U.S. housing market was sluggish.

Net sales in Asia increased by 36.4% to 7,249 million yen compared to the same period of the previous year thanks to robust demands in Southeast Asian countries.

Net sales in the Middle East and Africa decreased by 8.5% to 3,833 million yen compared to the same period of the previous year because of the influences of political instabilities in some areas in these regions. However, net sales in Central and South America increased by 38.9% to 6,073 million yen and net sales in Oceania increased by 21.5% to 4,734 million yen compared to the same period of the previous year. These last two regions have shown a substantial increase in sales because their economies have been in good condition against the backdrop of rising resource prices.

2. Qualitative Information on Consolidated Financial Position

(Analysis on assets, liabilities and shareholders’ equity)

Total assets as of June 30, 2011, decreased by 2,388 million yen to 370,119 million yen compared to the balance as of March 31, 2011. The main reason for this decrease was the sale of marketable securities to pay dividends and a decrease in time deposits, although inventories increased.

Total liabilities as of June 30, 2011, decreased by 2,977 million yen to 59,852 million yen compared to the balance as of March 31, 2011. The main reason for this decrease was that accrued payroll, income taxes payable and trade notes and accounts payable decreased, while short-term borrowings increased.

Total equity as of June 30, 2011, increased by 589 million yen to 310,267 million yen compared to the balance as of March 31, 2011.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Qualitative Information on Consolidated Financial Performance Forecast

The evaluation of yen against major currencies seems to remain higher than our forecast that was announced on April 28, 2011. However, owing to the recovery of global demands for power tools, the sales have been strong. In these situations, our forecast consolidated performance for the six months ending September 30, 2011, which were announced on April 28, 2011, were revised as shown on this document.

However, the forecast consolidated performance for the year ending March 31, 2012 remain unchanged from the last announcement (as of April 28, 2011), because both the exchanging ratio trends and the demands trends are unclear.

Revised Forecast for Consolidated Performance for the six months ending September 30, 2011 (from April 1, 2011 to September 30, 2011)

	Yen (millions)				Yen
	Net sales	Operating income	Income before income taxes	Net income attributable to Makita Corporation	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders
Outlook announced previously (A)	141,900	23,000	23,400	16,400	119.05
Revised forecast (B)	150,000	25,500	25,900	18,200	132.12
Change (B-A)	8,100	2,500	2,500	1,800	—
Percentage revision	5.7%	10.9%	10.7%	11.0%	—

Actual results for the previous period ended September 30, 2010	133,807	21,843	21,751	15,122	109.77

The above forecast is based on the assumption of exchange rates of 79 yen to the U.S. dollar and 111 yen to the euro for the three months period ending September 30, 2011.

(Reference) Our previous exchange rates that we announced on April 28, 2011 were 83 yen to the U.S. dollar and 118 yen to the euro.

The above forecast is based on information as available at the present time, and includes potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecast provided above.

4. Other

(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

With regard to the income tax expenses, the Company computes interim income tax expense by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.

(3)	Changes in accounting principles, procedures and presentations: None

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English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Consolidated Financial Statements (Unaudited)

(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2011		As of June 30, 2011
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	51,833		53,343
Time deposits	15,719		10,210
Short-term investments	33,555		24,471
Trade receivables-
Notes	1,914		2,000
Accounts	46,785		48,258
Less- Allowance for doubtful receivables	(935)		(943)
Inventories	110,595		118,699
Deferred income taxes	6,039		5,383
Prepaid expenses and other current assets	9,990		10,726

Total current assets	275,495	74.0%	272,147	73.5%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	20,065		20,117
Buildings and improvements	72,201		72,545
Machinery and equipment	73,195		73,616
Construction in progress	1,369		1,914

	166,830		168,192
Less- Accumulated depreciation	(94,792)		(95,751)

Total net property, plant and equipment	72,038	19.3%	72,441	19.6%

INVESTMENTS AND OTHER ASSETS:
Investments	17,069		17,657
Goodwill	721		721
Other intangible assets, net	4,595		4,559
Deferred income taxes	1,403		1,157
Other assets	1,186		1,437

Total investments and other assets	24,974	6.7%	25,531	6.9%

Total assets	372,507	100.0%	370,119	100.0%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2011		As of June 30, 2011
	Composition ratio		Composition ratio
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	868		2,710
Trade notes and accounts payable	25,691		24,532
Other payables	4,386		4,784
Accrued expenses	6,125		5,647
Accrued payroll	7,543		5,878
Income taxes payable	4,317		2,997
Deferred income taxes	112		196
Other current liabilities	7,183		6,600

Total current liabilities	56,225	15.1%	53,344	14.4%

LONG-TERM LIABILITIES:
Long-term indebtedness	19		16
Accrued retirement and termination benefits	3,128		3,029
Deferred income taxes	746		740
Other liabilities	2,711		2,723

Total long-term liabilities	6,604	1.8%	6,508	1.8%

Total liabilities	62,829	16.9%	59,852	16.2%

EQUITY
MAKITA CORPORATION SHAREHOLDERS’
EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,420		45,420
Legal reserve	5,669		5,669
Retained earnings	293,532		295,963
Accumulated other comprehensive income (loss)	(54,824)		(56,747)
Treasury stock, at cost	(6,453)		(6,455)

Total Makita Corporation shareholders’ equity	307,149	82.5%	307,655	83.1%

NONCONTROLLING INTEREST	2,529	0.6%	2,612	0.7%

Total equity	309,678	83.1%	310,267	83.8%

Total liabilities and equity	372,507	100.0%	370,119	100.0%

	As of March 31, 2011	As of June 30, 2011
Total number of shares authorized	496,000,000	496,000,000
Number of shares issued	140,008,760	140,008,760
Number of shares issued (excluding treasury stock)	137,757,699	137,757,154
Number of treasury stock	2,251,061	2,251,606

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income

	Yen (millions)
	For the three months ended June 30, 2010		For the three months ended June 30, 2011
	Composition ratio		Composition ratio
NET SALES	64,822	100.0%	76,078	100.0%
Cost of sales	39,290	60.6%	45,922	60.4%

GROSS PROFIT	25,532	39.4%	30,156	39.6%
Selling, general, administrative and others, net	15,396	23.8%	17,145	22.5%

OPERATING INCOME	10,136	15.6%	13,011	17.1%

OTHER INCOME (EXPENSES):
Interest and dividend income	395		436
Interest expense	(8)		(21)
Exchange gains (losses) on foreign currency transactions, net	(1,220)		64
Realized gains (losses) on securities, net	90		(41)

Total	(743)	(1.1)%	438	0.6%

INCOME BEFORE INCOME TAXES	9,393	14.5%	13,449	17.7%

PROVISION FOR INCOME TAXES:
Current	2,362		2,850
Deferred	886		1,039

Total	3,248	5.0%	3,889	5.1%

NET INCOME	6,145	9.5%	9,560	12.6%
Less: Net income attributable to the noncontrolling interest	(100)	(0.2)%	(104)	(0.2)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	6,045	9.3%	9,456	12.4%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Consolidated Statements of Changes in Equity & Comprehensive Income (Loss)	Yen (millions)

	For the three months ended June 30, 2010
	Makita Corporation shareholders’ equity								Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non- controlling interest	Total
Beginning balance	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673
Purchases and disposal of treasury stock, net						—		—
Cash dividends				(5,097)				(5,097)
Comprehensive income (loss)
Net income				6,045			100	6,145	6,045	100	6,145
Foreign currency translation adjustment					(15,004)		(328)	(15,332)	(15,004)	(328)	(15,332)
Unrealized holding gains (losses) on available-for- sale securities					(1,323)			(1,323)	(1,323)		(1,323)
Pension liability adjustment					34			34	34		34
Total comprehensive income (loss)									(10,248)	(228)	(10,476)
Ending balance	23,805	45,420	5,669	271,738	(58,325)	(6,445)	2,238	284,100

Yen (millions)
	For the three months ended June 30, 2011
	Makita Corporation shareholders’ equity								Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non- controlling interest	Total
Beginning balance	23,805	45,420	5,669	293,532	(54,824)	(6,453)	2,529	309,678
Purchases and disposal of treasury stock, net						(2)		(2)
Cash dividends				(7,025)				(7,025)
Comprehensive income (loss)
Net income				9,456			104	9,560	9,456	104	9,560
Foreign currency translation adjustment					(1,804)		(21)	(1,825)	(1,804)	(21)	(1,825)
Unrealized holding gains (losses) on available-for-sale securities					(152)			(152)	(152)		(152)
Pension liability adjustment					33			33	33		33
Total comprehensive income (loss)									7,533	83	7,616
Ending balance	23,805	45,420	5,669	295,963	(56,747)	(6,455)	2,612	310,267

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(4) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the three months ended June 30, 2010	For the three months ended June 30, 2011
Net cash provided by (used in) operating activities	4,138	(4,277)
Net cash provided by (used in) investing activities	(4,652)	11,208
Net cash used in financing activities	(5,173)	(4,592)
Effect of exchange rate changes on cash and cash equivalents	(2,178)	(829)

Net change in cash and cash equivalents	(7,865)	1,510
Cash and cash equivalents, beginning of period	62,290	51,833

Cash and cash equivalents, end of period	54,425	53,343

(5) Note on the preconditions for a going concern: None

(6) Condensed Operating Segment Information

	Yen (millions)
	For the three months ended June 30, 2010
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	13,984	27,548	9,244	2,957	11,089	64,822	—	64,822
(2) Inter-segment	10,626	710	635	22,428	21	34,420	(34,420)	—

Total	24,610	28,258	9,879	25,385	11,110	99,242	(34,240)	64,822

Operating expenses	23,552	24,600	9,305	22,109	9,502	89,068	(34,382)	54,686
Operating income	1,058	3,658	574	3,276	1,608	10,174	(38)	10,136

	Yen (millions)
	For the three months ended June 30, 2011
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	16,507	32,601	9,977	3,728	13,265	76,078	—	76,078
(2) Inter-segment	13,664	786	905	30,263	228	45,846	(45,846)	—

Total	30,171	33,387	10,882	33,991	13,493	121,924	(45,846)	76,078

Operating expenses	26,259	29,535	10,208	30,099	11,540	107,641	(44,574)	63,067
Operating income	3,912	3,852	674	3,892	1,953	14,283	(1,272)	13,011

(7) Note in case there is any significant change in the shareholders’ equity: None

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English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)

1. Consolidated Financial Results and Forecast

			Yen (millions)
			For the three months ended June 30, 2010		For the three months ended June 30, 2011
			(%)		(%)
Net sales			64,822	17.0	76,078	17.4
Domestic			10,201	3.0	11,708	14.8
Overseas			54,621	20.1	64,370	17.8
Operating income			10,136	52.7	13,011	28.4
Income before income taxes			9,393	14.3	13,449	43.2
Net income attributable to Makita Corporation			6,045	14.3	9,456	56.4
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)			43.88		68.64
Number of employees			10,549		11,856

	Yen (millions)
	For the year ended March 31, 2011		For the six months ending September 30, 2011 (Forecast)		For the year ending March 31, 2012 (Forecast)
	(%)		(%)		(%)
Net sales	272,630	10.9	150,000	12.1	285,000	4.5
Domestic	46,065	7.9	24,300	9.5	45,500	(1.2)
Overseas	226,565	11.5	125,700	12.6	239,500	5.7
Operating income	41,909	37.9	25,500	16.7	45,000	7.4
Income before income taxes	42,730	27.5	25,900	19.1	45,800	7.2
Net income attributable to Makita Corporation	29,905	34.4	18,200	20.4	31,900	6.7
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)	217.08		132.12		231.57
Number of employees	12,054		—		—

Notes:

1.

The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income attributable to Makita Corporation against the corresponding period of the previous year.

2.	Please refer to page 4 for the qualitative information on consolidated financial forecast for the six months and fiscal year 2012.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the three months ended June 30, 2010		For the three months ended June 30, 2011		For the year ended March 31, 2011
	(%)		(%)		(%)
Japan	10,201	3.0	11,708	14.8	46,065	7.9
Europe	27,620	13.8	32,665	18.3	115,977	6.3
North America	9,228	19.8	9,816	6.4	37,111	7.5
Asia	5,315	27.3	7,249	36.4	23,073	25.6
Other regions	12,458	33.4	14,640	17.5	50,404	22.5
Central and South America	4,371	34.9	6,073	38.9	20,295	33.3
Oceania	3,897	29.2	4,734	21.5	15,383	17.3
The Middle East and Africa	4,190	36.0	3,833	(8.5)	14,726	15.1
Total	64,822	17.0	76,078	17.4	272,630	10.9
Note:

The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 9. The table above shows the changes in the percentage ratio of Net sales against the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the three months ended June 30, 2010	For the three months ended June 30, 2011	For the year ended March 31, 2011	For the six months ending September 30, 2011 (Forecast)
Yen/U.S. Dollar	92.01	81.71	85.73	80
Yen/Euro	117.03	117.38	113.12	114

4. Production Ratio (unit basis)
		For the three months ended June 30, 2010	For the three months ended June 30, 2011	For the year ended March 31, 2011
		Composition ratio	Composition ratio	Composition ratio
Domestic		16.1%	12.9%	14.5%
Overseas		83.9%	87.1%	85.5%

5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost
	Yen (millions)
	For the three months ended June 30, 2010	For the three months ended June 30, 2011	For the year ended March 31, 2011	For the year ending March 31, 2012 (Forecast)
Capital expenditures	2,506	2,530	9,742	17,000
Depreciation and amortization	1,806	1,715	7,557	8,500
R&D cost	1,738	1,935	7,283	8,200

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English translation of “KESSAN TANSHIN” originally issued in Japanese